ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
February 3, 2011
By EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Attn:	Yolanda Guobadia Staff Accountant

Re:	LJ International Inc. Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 25, 2010 File No. 0-29620
Dear Ms. Guobadia:
This letter is in connection with the SEC comment letter dated January 28, 2011 (the “Comment Letter”) to LJ International Inc. (the “Registrant”) regarding the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).
On behalf of the Registrant and in furtherance of our recent telephone conversations, this letter will serve to confirm the following:
1. The Registrant does not believe that it will be able to reply to the Comment Letter regarding the 2009 Form 20-F within the initial ten (10) business day deadline of February 11, 2011 as imposed by the Staff in the Comment Letter.
2. The Registrant has requested the Staff to grant it, and the Staff has agreed to grant to the Registrant, an extension through the close of business on February 18, 2011in order to respond to the Comment Letter. The Registrant is most appreciative of this extension of time, in light of the national observance in both the People’s Republic of China and Hong Kong of the Chinese Lunar New Year which commences formally on Thursday, February 3, 2011 and traditionally extends for numerous days prior to and after February 3, 2011.

Securities and Exchange Commission
February 3, 2011

The Registrant’s staff (including its accounting personnel) in its Shenzhen, China office celebrate the Chinese Lunar New Year holiday through February 9, 2011 and are not scheduled to resume work until February 10, 2011.
The Registrant believes in good faith that this extension of time through February 18, 2011 will enable it to fully respond to the Comment Letter. The Registrant is most appreciative of the Staff’s consideration and looks forward to resolving the issues raised in the Comment Letter as soon as possible.
Please let me know if you have any questions or need any additional information.

Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein

ANB/sma

cc:	LJ International Inc. (Yu Chuan YIH, Chairman) LJ International Inc. (Hon Tak Ringo NG, CFO)